Mail Stop 6010   March 10, 2006

Kent A. Murphy, Ph.D.
President, Chief Executive Officer and Chairman
Luna Innovations Incorporated
10 South Jefferson Street, Suite 130
Roanoke, Virginia 24011

Re: Luna Innovations Incorporated
Registration Statement on Form S-1, filed February 10, 2006
File No. 333-131764

Dear Dr. Murphy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note, the comments on your confidential treatment request be delivered under separate cover.

2. Your document contains industry terminology that is not commonly understood by persons outside your industry. This makes it difficult to understand your technology and your products. Examples of such terminology include, but are not limited to:

- Polymers;
- Nanomaterials;
- Reagents;
- Nanotechnology;
- Integrated sensing solutions; and
- Disruptive technology

Please revise to clarify the meaning of all terms that would not be commonly understood by persons outside your industry where they first appear in the document.

Table of Contents

3. We note your statement that you obtained the statistical data and industry forecasts from publicly available information and do not guarantee the accuracy or completeness of the information in the registration statements. Please delete this language. It is not appropriate to disclaim liability for any statements included in the registration statement.

Summary

4. Please revise your summary to present a more balanced view of your company. For example:

- Balance the discussion of revenues with a corresponding discussion of your expenses;
- Balances the discussion of your Growth Strategy with an equally prominent discussion of risks and obstacles you must overcome in implementing this strategy;
- Disclose and quantify your losses for the nine month period ended September 30, 2005; and
- Disclose your expectation that you will incur significant additional expenses as you expand your business.

Risk Factors, page 7

5. Please delete the statement "Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations." It is not appropriate to refer to other risks that are not disclosed.

We rely and will continue to rely on contract research for a significant portion of our revenues. Any decrease in these revenues, including Small Business Innovation Research, or SBIR, revenues, or our inability to continue to qualify for SBIR contracts and grants could adversely affect our business, page 8

6. If the number or amount of contracts that provide for funding termination prior to expiration is material, please revise to quantify the percentage of your revenues that are derived from these contracts.

7. Please disclose the possibility that the SBA may consider you to be under the control of Carilion Health System and therefore ineligible for SBIR contracts as a separate risk.

8. Disclose the percentage of your outstanding equity held by Carilion Health System.

Our failure to attract, train and retain skilled employees would adversely affect our business and operating results, page 16

9. If you have experienced difficulties hiring or retaining employees, please describe these difficulties. Similarly, if you have reason to expect that you may experience difficulties due to shortages of qualified people or other reasons, please discuss these expectations and the conditions that create the expectations.

We have limited experience manufacturing our products in commercial quantities in a cost-effective manner, which could adversely impact our business, page 16

10. Please describe how limited your experience in manufacturing products in commercial quantities is.

We depend on third party vendors for specialized components in our manufacturing operations, making us vulnerable to supply shortages and price fluctuations that harm our business, page 17

11. Please identify sole source suppliers of materials that you consider material to your business.
12. File supply agreements on which you are substantially dependent and include a discussion of the material terms of these agreements in the "Business" section.

Our nanotechnology-enabled products are new and may be, or may be perceived as being, harmful to human health or the environment, page 17

13. To the extent that any of your products contain "certain chemicals" that are limited or prohibited by some countries, identify these products and the countries restricting or limiting their use.

Our independent auditors have identified material weaknesses and significant …, page 22

14. Please disclose whether there were any material weaknesses or significant

deficiencies related to policies and procedures that:

    a. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets;

    b. provide reasonable assurance that your receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

    c. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

15. Please elaborate on your discussion of the steps that you are undertaking to improve your internal controls to describe the specific steps being undertaken to address each of the material weaknesses and significant deficiencies identified by your auditors. For example, please disclose the specific improvements you intend to make to your cutoff and accrual procedures.

New investors in our common stock will experience immediate and substantial dilution, page 19

16. Please revise to explain that purchasers will pay $____ but that net book value per share after the offering will be $ ____.

Use of Proceeds, page 25

17. Please refer to Item 504 of Regulation S-K. You need to significantly expand the information included in the second paragraph of the discussion to identify the capital expenditures and corporate expense and the estimated amounts you will spend on each. Will you be using any of the proceeds to fund research and development projects, including development of Trimetasphere? If so, please identify the project, estimate the amount of funds you anticipate using and identify the stage of development you expect to achieve with these funds. You have stated that you expect to implement a strategy for expansion upon receiving the net proceeds from this offering. Please explain what is involved in implementing this expansion and provide an estimate of the costs involved. Disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

18. We note you are entitled to receive payments from Baker Hughes in connection

with product sales beginning in 2007. Do they currently have sales? If you do not have an expectation that you will receive payments, then revise accordingly. Also, disclose when the right to receive payments based on their sales expires. Similarly, revise page 44.

19. We note that IHS Energy Group is required to pay up to an aggregate of $9.0 million based on a percentage of their sales from December 1, 2003 through November 30, 2008. Do they have any commercially available products? Do you expect to receive any payments in the future?

20. Please revise the last paragraph on page 32 to clarify that you have no ownership interest in Luna Energy and that you acquired Luna Technologies in 2005 and operate it as your Luna Technologies division.

21. Do any of your licensing arrangements provide for royalty revenues? If so, please include this information in the description of revenues on page 33.

<u>Critical Accounting Policies and Estimates, page 34</u>

22. As opposed to primarily repeating the text of the significant accounting polices you believe to be critical that can already be found in the notes to your consolidated financial statements, please revise your disclosures to focus on your critical accounting estimates and provide the information contemplated by Financial Reporting Codification Section 501.14 (FRC 501.14; Section V. of Financial Reporting Release 72, FR-72). For each of your critical accounting estimates, please discuss

    a. the estimate and the significant assumptions underlying the estimate;

    b. how you arrived at the estimate;

    c. how accurate the estimate/assumption has been in the past;

    d. how much the estimate/assumption has changed in the past; and,

    e. whether the estimate/assumption is reasonably likely to change in the future.

If the estimate/assumption is reasonably likely to change in the future and the effect of that change would be material, please provide qualitative and quantitative disclosures about this change and the effect it would have on your liquidity, financial position, and results of operations.

23. Based on your existing disclosures, it is unclear whether the following are critical accounting estimates:

    a.   for contract research revenue, the incurred and total project costs;

    b.   for intellectual property license revenue, the fair value of various elements and whether VSOE of fair value is available;

    c.   for deferred taxes, the estimates and assumptions used to assess the sufficiency of future taxable income; and,

    d.   for stock-based compensation, the fair value of your common stock on the grant date.

To the extent you do not provide all of the disclosures required by FRC 501.14 for all of these items, please tell us why you do not believe those disclosures are necessary or why you do not believe that the estimate is critical. Regarding the fair value of your common stock, please also consider how that estimate would, at a minimum, affect:

- your application of the treasury stock method in determining the weighted average shares outstanding in calculating diluted EPS;

- whether the convertible promissory notes issued to Carilion included a beneficial conversion feature; and,

- the value attributed to the Class B common stock issued to acquire Luna Technologies.

Results of Operations, page 36

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 37

24. As required by FRC 501.04, please quantify the extent to which your contract research revenues increased due to: (a) the growth of your existing contract research versus (b) the increase in research contract volume resulting from your creation of your Luna nanoWorks division.

Business, page 41

25. Throughout your registration statement, you have included statements about the size of the industry and your position in the industry. For example:

- Statements included in the "Industry Background and Market Opportunity" discussion beginning on page 42 and
- Your reputation for excellence and outstanding performance on Small Business Innovation Research contracts disclosed on page 46.

Please revise to identify your sources. Additionally, provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

26. Please describe all material terms of all agreements and arrangements upon which you are substantially dependent and file these agreements as exhibits. We specifically note the following agreements:

- Trimetasphere nanomaterials license;
- Joint cooperation agreement with Luna Energy; and
- Relationships with federal laboratories, major research universities and industry leaders.

For each agreement, please disclose:

- Each parties obligations, including, but not limited to, research and development funding obligations and obligations to defend patents;
- Fees paid to date, including upfront payments, annual payments, royalties and milestone payments,
- Aggregate potential milestone payments;
- Existence of royalty provisions;
- Term and termination provisions.

If you are not substantially dependent on any of the relationships and agreements noted, then provide us with an analysis supporting your determination.

Products Group, page 47

27. The information regarding Luna Advanced Systems Division, Luna nanoWorks Division and Luna Technologies Division. This discussion already appears on pages 41 and 42. Please revise to eliminate the redundancies within this section of the document.

28. Please revise your product descriptions to clarify which products are currently available and which ones are in development.

Intellectual Property, page 54

29. Please revise to disclose when each group of patents expire.

30. Clarify which patents are your patents and which patents you license from other parties.

31. For patents that you license from other parties, describe the material terms of the

license, including, but not limited to payment provisions, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. To the extent you are substantially dependent on the agreements, file them as exhibits.

Certain Relationships and Related Party Transactions, page 73

32. Please revise the discussion of the Luna Acquisition to disclose the value of the shares issued.

33. Please revise the discussion of the Carilion Health System financing transaction to describe the milestones that will trigger the additional $8.0 million investment.

34. We note your obligation to disclose to Carilion Consolidated Laboratory technology developed which is likely to have an impact on the clinical laboratory industry at least sixty days before disclosing the technology to any third party for the purpose of commercialization. Do you have an obligation to offer Carilion the opportunity to participate in commercialization efforts? If not, please explain the purpose of your obligation to notify Carilion first.

Principal Stockholders, page 76

35. Please revise to identify the person or persons with investment and voting control over the shares held by Carilion Health System.

Index to Financial Statements, page F-1

Luna Innovations Incorporated and Subsidiaries consolidated financial …, page F-2

Notes to consolidated financial statements, page F-7

1. Organization and Summary of Significant Accounting Policies, page F-7

36. As the disclosures on pages 8 and 9 appear to indicate that you rely on major customers, please provide the disclosures required by paragraph 38 of SFAS 131.

37. Based on your discussion, on page 36, of changes in your operating expenses, it appears that you may have expensed costs related to the investment by Carilion and related to the acquisition of Luna Technologies. As such, please revise your disclosure to clearly indicate how you have accounted for those costs. If you did not account for the Carilion costs as a combination of deferred financing costs and offering costs that would reduce equity, please tell us why. If you did not include all of the Luna Technologies costs as part of the purchase price, please tell us why. To the extent both these costs were not direct and incremental to these transactions, please revise your disclosures to clarify that.

Basis of Presentation and Consolidation, page F-7

38. Please tell us how it is appropriate to consolidate those companies where you do not have a majority voting interest but are required to provide significant financing to fund their operations. While you disclosed that this is in accordance with FIN 46, your policy would not appear to be consistent with FIN 46(R), which has superseded FIN 46. In this regard, it does not appear that your policy considers whether: (a) those companies are variable interest entities; (b) you hold a variable interest in those entities; or, (c) you are the primary beneficiary. Otherwise, please revise your policy to be consistent with FIN 46(R).

39. For investments accounted for under the equity method, please revise your policy to clarify how limiting your share of net losses to your investment for or advances to those companies is consistent with paragraph 19(i) of APB 18. Based on your disclosure in the preceding paragraph, it appears that you may have less than majority voting interests in companies where you are required to provide significant financing to fund their operations. As such, to the extent you can exercise significant influence of those companies, it is unclear whether you have guaranteed the obligations of those companies or are otherwise committed to provide further financial support to those companies.

Contract Research Revenues, page F-7

40. Please tell us how recognizing revenues on your fixed price contracts under the percentage of completion method complies with GAAP. Please note that service transactions are specifically excluded from the scope of SOP 81-1 by its footnote 1. In addition, please tell us why it is appropriate for you to recognize revenue based on what appears to be a proportional performance model, as opposed to on a completed performance model. In so doing, please describe the deliverables under the contract, how the customer realizes value under the contract, and how your recognition of revenue is the best indicator of your performance under the contract. Finally, please consider whether you should revise your policy.

Research and Development Costs, page F-9

41. Please disclose the total research and development costs expensed in each period presented, as required by paragraph 13 of SFAS 2.

Valuation of Long-Lived Assets, page F-9

42. Please revise your policy to discuss the two-step process of how you determine whether an impairment exists and then measure the impairment, consistent with SFAS 144. Your existing policy appears to only address the measurement step.

Inventory, page F-9

43. Please discuss whether and how you allow for slow-moving or obsolete inventory.

Net Income (Loss) Per Share, page F-9

44. As you have issued convertible securities after the date of these financial statements, please ensure that you also discuss the extent to which you use the if-converted method, as you would presumably no longer only use the treasury stock method to determine the number of additional common stock equivalents.

45. As required by paragraph 40(c) of SFAS 128, please disclose all potentially dilutive securities that were not included in the computation of diluted EPS because they were antidilutive, not just those that were antidilutive in period where you had a net loss. In addition, regarding 2003, please tell us why there were only 110,575 common stock equivalents included in calculating diluted EPS. In so doing, please address that (a) the disclosures on page F-19 indicate that there were at least 48,072,198 options outstanding at the beginning of 2003 and that another 6,491,736 options were granted during 2003 and (b) the disclosures on page F-18 and F-19 appear to indicate that the 50,451,057 options cancelled during 2003 may not have been cancelled until at least August 2003, when the 1999 plan was terminated. Furthermore, regarding 2004, please tell us why the number of common stock equivalents included in calculating diluted EPS increased, even though the disclosures on page F-19 do not indicate a comparable increase in the number of options outstanding during 2004 over 2003. Finally, please consider revising your disclosures to address these questions.

Recent Accounting Pronouncements, page F-11

46. Please revise your disclosures about SFAS 123(R) to:

    a. describe the transition methods allowed under SFAS 123(R) and the method that you adopted as of January 1, 2006;

    b. explain the extent to which your compensation expense will also be dependent upon more than just grants of new share-based payments (such as the effect of vesting or modification of existing stock options);

    c. clarify the extent to which you intend to continue using stock options as a means of compensating your employees;

    d. indicate the extent to which you have already granted new share-based payments in 2006, such as those grants disclosed on page 4;

      e.   discuss the extent to which you may already be obligated to grant new share-based payments, such as under the terms of the employment agreements noted on page 72; and,

      f.   elaborate on the extent of the material effect on your results of operations.

The above disclosures would appear consistent with the ones contemplated in our Interpretative Response to Question 2 of SEC Staff Accounting Bulletin Topic 11M (SAB 74). Regarding (c), please consider that you disclosed, on page 23, that you rely heavily on stock options to motivate existing employees and to attract new employees and that, if you were to reduce your use of stock options, it may be more difficult for you to attract and retain qualified employees. For (f), if the effect is not known or reasonably estimable, please disclose that fact and why.

Intangible Assets, page F-13

47. In light of the amount of estimated aggregate amortization expense to be recognized after December 31, 2009, please clarify how your intangible assets are being amortized over a period of five years, as is disclosed on page F-9.

5. Investment in Affiliates, page F-13

Luna Technologies, page F-13

48. Please tell us how you were able to exercise significant influence over Luna Technologies, after your ownership percentage was diluted below 20%.

49. It did not appear that you provided all of the disclosures about the acquisition of Luna Technologies that were required to be included in your interim financial statements. In particular, we did not note that you provided the disclosures required by paragraphs 58(a) (paragraphs 51(b) and 51(c)) and 58(b) of SFAS 141. When you update your financial statements through December 31, 2005, please ensure you provide all of the disclosures required by SFAS 141.

Luna Energy, page F-15

50. As part of the up-front payment received from BHI appears to have related to their purchase of an equity interest in Luna Energy, please clarify for us how the whole transaction constituted a revenue arrangement with multiple deliverables within the scope of EITF 00-21. In so doing, please consider paragraph 4 and tell us the extent to which you believe higher-level literature provides guidance on separating the deliverables and the allocation of the payment to the deliverables.

51. Please describe the approval rights that BHI had been given, which gave them substantive participation in the operations of Luna Energy, and correlate those

approval rights to the substantive participating rights described in EITF 96-16.

52. Please disclose how you accounted for the non-refundable payment you received when BHI acquired all of your remaining equity interest in Luna Energy. Please tell us why your accounting is appropriate.

8. Income Taxes, page F-16

53. Please clarify how you can realize a benefit from nondeductible subsidiary losses.

54. Please explain to us why it is appropriate to have established a full valuation allowance against the benefit of the research and development credits. In so doing, please tell us why you believe that it is more likely than not, as contemplated by paragraph 17(e) of SFAS 109, that you will not realize the benefit and address the following:

   a. you reported consolidated GAAP net income of $1,132,274 for 2003 and $4,056,182 for 2004, while reporting a consolidated GAAP net loss of just $268,537 for the nine months ended September 30, 2005;

   b. your net operating loss carryforwards as of December 31, 2004 were only $19,064; and,

   c. you disclosed that the credits expire at varying dates through 2025.

9. Stockholders' Equity, page F-17

55. Please provide us with an analysis of how, upon the issuance of equity or other instruments that could be exercised or converted into common stock, you determined the fair value of the underlying common stock. In addition, please disclose the following information, in chronological order, for each equity or other instrument since December 31, 2004 through the date of your response:

   a. Date of each issuance or transaction;

   b. Number of shares issued or issuable upon exercise or conversion;

   c. Purchase price or exercise price per share;

   d. Any restrictions or vesting terms;

   e. Management's estimate of the per share fair value of the instrument and, if different, the underlying common stock and the significant factors, assumptions and methodologies used in determining the estimate;

     f. A discussion of each significant factors contributing to the difference between the fair value of the underlying common stock as of (1) the issuance date and (2) each of the following dates:

- September 30, 2005, apparently as of when a third party appraisal firm valued your Class B common stock at $0.92 per share;
- the date of your response; and,
- the date when you have a reasoanble estimate of the IPO price.

     g. The expense or other charge recognized in each period presented;

     h. The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

     i. The nature of the relationship between the company and the recipient, including whether the recipient was a related party or an unrelated third party; and,

     j. The nature and terms of any concurrent transactions with the recipient.

Incentive Stock Option Plan, page F-18

56. As required by paragraph 47(a) of SFAS 123, please distinguish between the options that were forfeited and those that were expired, as opposed to simply disclosing the ones that were "cancelled". In addition, please tell us why so many options were "cancelled" during 2003. To the extent these cancellations related to the termination of the 1999 Plan, please clarify for us:

     a. why it was terminated and how the termination was within the its terms;

     b. the terms of the option exchange program, including the deadline for exchanging the options and the consequences of not exchanging them;

     c. whether the plan included provisions that its termination could not impair the rights of any plan participant, as your disclosures on page 70 and 71 appear to indicate that these provisions exist in the 2003 Stock Plan and the 2006 Equity Incentive Plan;

     d. if participant rights could not be impaired, how were participant rights not impaired, considering, for example, that the $0.20 exercise price of the options being offered appears to be higher than the $0.09 weighted average exercise price of the options cancelled during 2003;

     e.   why more options were not exchanged, versus being cancelled; and,

     f.   whether the holders of the cancelled options were otherwise compensated.

10. Commitments and Contingencies, page F-19

Governor's Opportunity Fund, page F-21

57. Please tell us why you did not appear to include any amounts related to the grant from the city of Danville in your contractual obligations table on page 40 and how that is consistent with Item 303(a)(5) of Regulation S-K. In addition, please tell us how you have accounted for the $450,000 that was to be used to offset certain capital expenditures for leasehold improvements and why your accounting is appropriate. In this regard, it appears that the $450,000 may be included in deferred revenue at September 30, 2004, but it is unclear whether it reduced the cost of the leasehold improvements reflected on your balance sheet.

12. Transfers of Intellectual Property, page F-21

Luna i-Monitoring, page F-21

58. As part of the consideration received from IHS appears to have related to the sale of all of the issued and outstanding capital stock of Luna i-Monitoring, please clarify for us how the whole transaction constituted a revenue arrangement with multiple deliverables within the scope of EITF 00-21. In so doing, please consider paragraph 4 and tell us the extent to which you believe higher-level literature provides guidance on separating the deliverables and the allocation of the consideration to the deliverables.

59. Based on the disclosures, it appears that you sold IHS all of the issued and outstanding shares of Luna i-Monitoring and the shareholders are entitled to receive additional consideration upon achievement of certain performance conditions. As you would no longer appear to be a shareholder, please explain to us the relevance of the disclosure that, as of September 30, 2005, you had not received any additional payments. Otherwise, please clarify your disclosures.

14. Carilion transaction, page F-23

60. Regarding the convertible promissory notes, please disclose as of when they could be converted into the Class C common stock and at what conversion ratio. In addition, please tell us how you determined whether the conversion feature should be accounted for separately, pursuant to SFAS 133 and EITF 00-19.

If the conversion feature should not be accounted for separately, please provide us your analysis, consistent with EITF 98-5 and EITF 00-27, of whether the convertible promissory notes included a beneficial conversion feature. In so doing, please provide us an analysis supporting your estimate of the fair value of your common stock that you used in the above beneficial conversion analysis.

61. As Carilion and certain other shareholders can require you to register their shares of common stock for resale, please provide us an analysis, based on the specific provision of EITF 00-19, why you do not believe that the shares should be classified as a liability. In so doing, please elaborate on how you considered the fact that, according to your disclosure, there is no liquidated damages provision in the event the shares are not registered. In addition, please address whether settlement of the requirement in unregistered shares would be a valid alternative that is within the Company's control and whether that impacts the analysis.

Luna Technologies, Inc. financial statements …, page F-24

62. These financial statements appear to already reflect some of the effects of your acquisition of Luna Technologies on September 30, 2005. Please tell us why this is appropriate, as opposed to providing the historical financial statements of Luna Technologies as of the recent interim date prior to your acquisition of them.

   a. If this is appropriate, please tell us how the financial statements reflect your acquisition of them, including the following:

      • the offsetting effect of revaluing the intangible assets and assigning a value to the licensed patents, that was disclosed on page F-32;

      • the severance payment in the event of a change of control disclosed on page F-37; and,

      • the payment to a consultant of up to 5.0% of the value of the sale disclosed on page F-38.

   b. If this was not appropriate, please provide revised financial statements for Luna Technologies.

Report of independent registered public accounting firm, page F-24

63. Please delete this heading for this audit report, as an "independent registered public accounting firm" is typically one that is registered with the PCAOB.

64. If the report already includes the city and state where it was issued, please ensure that you have included the city and state in your filing, as required by Rule 2-02(a)(3) of Regulation S-X. Otherwise, please have the auditor revise it to include the city and state.

Notes to financial statements, page F-29

2. Summary of Significant Accounting Policies, page F-29

Basis of Presentation, page F-29

    65. Please also disclose the basis of presentation of the annual financial statements.

Stock-Based Compensation, page F-31

    66. Please clarify for us how applying the fair value method under SFAS 123 had no impact on the reported net loss of Luna Technologies.

Exhibits

    67. Please file your remaining exhibits as soon as possible. We will need sufficient time to review them once they have been filed.

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Trevor J. Chaplick, Esq.
       Mark R. Fitzgerald, Esq.
       Wilson Sonsini Goodrich & Rosati, Professional Corporation
       Two Fountain Square, Reston Town Center
       11921 Freedom Drive, Suite 600
       Reston, Virginia 20190